UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oxford Lane Capital Corp.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

691543 102

 (CUSIP Number)

May 3, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 691543 102	SCHEDULE 13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Charles M. Royce I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 201,250
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 201,250
	8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,250
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.05%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 691543 102	Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

Oxford Lane Capital Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Sound Shore Drive, Suite 255
Greenwich, CT 06830

Item 2(b).	Name of Person Filing:

Charles M. Royce

Item 2(b).	Address of Principal Business Office:

c/o Royce & Associates, LLC
745 Fifth Avenue
New York, NY 10151

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

691543 102

CUSIP No. 691543 102	Page 3 of 4 Pages

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

As of the date of this filing, Charles M. Royce (the “Reporting Person”) is the beneficial owner of 201,250 shares of the common stock, par value $0.01 per share (the “Common Stock”), of Oxford Lane Capital Corp. (“Oxford Lane”), which constitutes approximately 4.05% of Oxford Lane’s outstanding shares of Common Stock, based upon 4,964,781 shares of Common Stock outstanding as of May 3, 2012. The Reporting Person has sole power to vote and dispose of his shares. The Reporting Person acquired 1,250 shares of Common Stock in connection with the formation of Oxford Lane, 160,000 shares of Common Stock in Oxford Lane’s initial public offering, which was completed on January 25, 2011, and 40,000 shares of Common Stock in Oxford Lane’s non-transferable rights offering, which was completed on May 3, 2012.

Item 5. Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 691543 102	Page 4 of 4 Pages

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 10, 2012

By: /s/ Charles M. Royce

Name: Charles M. Royce